SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

04033771

ANNUAL REPORT

SEC MAIL PROCESSING SECTION JUN 30 2004 WASH. DC 179

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

A. Full title of the Plan:

Aetna Inc. Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Independent Auditors' Consent
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA INC. INCENTIVE SAVINGS PLAN

By: ______________________
James H. Gould, III
Vice President, Compensation and Benefits
Aetna Inc.

Dated: June 28, 2004

Consent of Independent Registered Public Accounting Firm

Aetna Inc.
Incentive Savings Plan

We consent to the incorporation by reference in the registration statement (No. 333-73052) on Form S-8 of Aetna Inc. Incentive Savings Plan of our report dated June 15, 2004, with respect to the Statements of Net Assets available for Benefits of Aetna Inc. Incentive Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets for the year ended December 31, 2003, and the 2003 supplemental schedule, which report appears in the December 31, 2003, Annual Report on Form 11-K of Aetna Inc. Incentive Savings Plan.

KPMG LLP

Hartford, Connecticut
June 28, 2004

AETNA INC. INCENTIVE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Leases in Default or Classified as Uncollectible.

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Aetna Inc. Incentive Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held At End Of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2004

Aetna Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits
(Thousands)

	December 31, 2003	December 31, 2002
Assets:		
Investments (Notes 3, 4)	$ 2,694,479	$ 2,286,483
Receivables:		
Employer's contribution (Note 10)	43,942	42,857
Participants' contribution (Note 11)	2,864	-
Loans receivable	40,012	40,772
Total receivables	86,818	83,629
Total assets	2,781,297	2,370,112
Liabilities:		
Distributions payable (Note 5)	-	158
Total liabilities	-	158
Net assets available for benefits	$ 2,781,297	$ 2,369,954

See Accompanying Notes to Financial Statements

Aetna Inc. Incentive Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Thousands)

		Year Ended December 31, 2003
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (Note 3)	$	316,098
Interest		74,148
Dividends		7,069
Total investment income		397,315
Contributions:		
Participant		108,851
Employer		75,283
Total contributions		184,134
Total additions		581,449
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		(168,535)
Administrative Expenses		(1,571)
Total deductions		(170,106)
Net increase:		411,343
Net assets available for benefits:		
Beginning of year		2,369,954
End of year	$	2,781,297

See Accompanying Notes to Financial Statements

1. Description of Plan

The following description of the Aetna Inc. Incentive Savings Plan ("the Plan" or "ISP") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, Employees of Aetna Inc. (the Company), are immediately eligible for Plan participation upon employment commencement date. During 2001, employees were eligible for Plan participation upon attainment of age 18 with one year of service.

b. Administration

The Plan has multiple investment options for eligible employees. Mellon Bank is the Plan Trustee and holds the Plan's units of Aetna Inc. common stock and the mutual funds. Aetna Life Insurance Company ("ALIC"), which is a wholly-owned subsidiary of Aetna Inc., holds the general account portion of the Stable Value Option account and ING Life Insurance and Annuity Company ("ILIAC"), which is an indirect subsidiary of ING Groep N.V., ("ING") holds the separate account investments for the Stable Value Option account. ING is the record keeper for the Plan through June 1, 2004.

c. Contributions

Participant Contributions – Effective June 10, 2002, non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and highly compensated employee[1] may defer up to 10% of pre-tax eligible pay, up to a maximum of $12,000 in 2003. Prior to June 10, 2002, participants including highly compensated employees were able to contribute 1% to 10% of pre-tax eligible pay[2] to a maximum of $11,000 for the year 2002 in accordance with the Internal Revenue Code (IRC).

To encourage personal savings, the Age 50 Catch-up Provision was adopted on June 10, 2002. This provision allows active participants age 50 and older to make an additional pretax contribution to the ISP over and above the plan limits. The maximum amount allowed for catch-up contributions was $2,000 and $1,000 for years ended 2003 and 2002, respectively.

Participants may also contribute 1% to 5% of their after-tax eligible pay unless the participant is a highly compensated. Lastly, participants may contribute amounts representing eligible rollover

[1] Employee whose prior year eligible compensation exceeded $90,000 for Plan year 2003 and $85,000 for Plan year 2002.
[2] Base pay plus certain other forms of cash compensation.

distributions from other qualified defined benefit or defined contribution plans. These deferred amounts are considered to be participant contributions. Participants direct the investment of their contributions into seventeen investment options offered by the Plan. Participants may change their investment options without restriction.

Employer Contributions – Effective January 1, 2002, after one year of service, the Company matches the deferral contribution 50% of the first 6% of a participant's eligible pay for eligible participants. However, if the Company meets specific performance targets established each year, all eligible employees will receive an annual contribution to their ISP accounts of up to 3% of eligible pay (Note 12). Eligible employees who do not participate in the Plan will have accounts set up for them to receive their allocation of the performance-based employer contribution. Prior to January 1, 2002, the Company matched the deferral contribution 100% up to 5% of a participant's eligible pay. Prior to January 1, 2002, the Plan did not include a performance-based contribution. After the employer contribution is posted to the participant's account, employees may direct the employer contribution into any investment option.

These amounts and earnings on deferral and matching contributions are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Accounts

Biweekly, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Mutual fund earnings are net of expenses.

e. Vesting

Participants are vested immediately in their deferral contributions plus actual earnings thereon. Effective January 1, 2002, participants are immediately vested in the Company's matching contributions. Additionally, all participants with at least one year of service not previously vested in the Company's matching contribution prior to January 1, 2002 became vested. Participants are vested in the Company's performance-based contribution after completing three years of service. If a participant leaves service due to disability, the entire account balance becomes vested.

f. Participant Loans

Participants may borrow from the Plan the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. The amounts held for loans receivable approximate fair value.

g. Payment of Benefits

On termination of service, a participant with a vested interest greater than $5,000 may elect to receive a lump-sum amount equal to the value of the participant's account, or various installment payout options, or may defer payment to a later date.

h. Participant Forfeitures

If a participant terminates employment unvested, the Company contributions are forfeited. For the years ended December 31, 2003 and 2002, forfeited nonvested accounts totaled approximately $2,664,000 and $1,555,000, respectively. These accounts will be used to reduce future employer contributions or to offset plan expenses. In 2003, forfeited nonvested accounts offset Plan expenses by $154,551 and in 2002 the Plan Sponsor did not use forfeited nonvested acounts to offset employer contributions or Plan expenses. Forfeited contributions are held in the Stable Value Option Account.

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from reported results using those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value with changes in fair value included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits except for the Stable Value Option ("SVO") account which is valued at contract value (Note 4).

Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

Effective July 1, 2002 participants pay a quarterly plan administration fee of $6.50. As a result, participants pay the majority of the expenses incident to the administration of the Plan. This fee is not applicable if the participant's total account balance is below $500. Effective April 1, 2002, participants pay a loan origination fee of $85 per loan.

e. Payment of Benefits

Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for plan benefits.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets (thousands):

	December 31,	
	2003	2002
Stable Value Option (Note 4)	$1,467,690	$1,394,203
Aetna Common Stock Fund (4,378,239 and 4,743,779 units, respectively)	342,078	230,026

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $316,098 thousand as follows (thousands):

Mutual Funds	$180,615
Aetna Common Stock	135,483
Total Investments	$316,098

4. Stable Value Option Account

The SVO is presented at contract value. Contract value represents contributions plus interest less funds used to pay benefits.

The Stable Value Option (SVO) account is invested in two group annuity contracts. Group annuity contract DC 10305 is invested in an ALIC General Account Participating Accumulation Fund, which is backed primarily by commercial mortgages and real estate. ING Life Insurance and Annuity Company (ILIAC) group annuity contract GA 14589 is an investment in ILIAC's Separate Accounts 398 and 399. Separate Account 398 invests primarily in mortgage-backed securities issued or guaranteed by the U.S. Government or federal agency. Separate Account 399 invests primarily in debt obligations of the U.S. Government and corporate bonds.

The interest rate earned by the SVO is a blended rate based upon the actual investment return experienced by ALIC and ILIAC during the year. The SVO credited a rate of interest of 5.20% for the period January 1, 2003 through June 30, 2003 and 4.90% for the period July 1, 2003 through December 31, 2003. Participants will receive contract value upon payment of benefits.

5. Distributions Payable

Subsequent to the end of the 2002 Plan year, the Plan determined that the levels of certain participants' contributions were in excess of allowable "nondiscrimination" limitations prescribed by the IRC. The "nondiscrimination" limitations provide limits for the deferral percentages of "highly compensated" participants (as defined in the IRC) based on the deferral percentage of the remaining participants. Excess participants' contributions and gains and losses through December 31, 2002 attributed to these contributions were distributed in 2003 to affected participants. Amounts to be distributed were recorded in the accompanying financial statements as distributions payable at December 31, 2002 and approximate fair value. The Company determined that the levels of certain participants' contributions were not in excess of allowable "nondiscrimination" limitations prescribed by IRC as of December 31, 2003.

6. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

7. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a tax determination letter dated March 27, 2003, that as of that date the Plan was qualified and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan was previously covered by a Tax Determination letter dated October 7, 1999. The Plan administrator believes that the Plan continues to be qualified under the Code.

8. Merger of Criterion Communications, Inc. Savings Plan into the Plan

On April 4, 2002, the Criterion Communications, Inc. Savings Plan was merged into the Aetna Inc. Incentive Savings Plan, transferring all of its assets, totaling approximately $206,000.

9. Related-Party Transactions

The Plan invests in certain investments (e.g. SVO, Aetna Common Stock Fund) that are investments of the Plan Sponsor and, therefore these transactions qualify as party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

10. Employer's Contribution

The Company's 2003 performance-based targets were attained. As a result, on February 18, 2004, a Performance-Based Employer Contribution, totaling approximately $43,042,000 was made for all eligible employees relating to the 2003 performance year.

In December 2003, a $900,000 employer matching receivable was recorded to accrue for the days remaining after the last pay cycle of the year.

The Company's 2002 operation performance targets were attained. As a result, on February 19, 2003, a Performance-Based Employer Contribution, totaling approximately $42,857,000 was made for all eligible employees relating to the 2002 performance year.

11. Participants' Contribution

For the years ended December 31, 2003 and 2002, accrued participant contributions for the days remaining after the last pay cycle of the year totaled approximately $2,864,000 and $0, respectively.

12. ISP Recordkeeping and Plan changes

Effective June 1, 2004, the Aetna 401(k) Plan (formerly known as Aetna's 401(k) Plan-Incentive Savings Plan) will change its record keeper from ING to CitiStreet LLC.

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2003
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Stable Value Option (SVO)	ALIC Participating Accumulation Fund Transfer Account which consists of fixed income securities and mortgages.	$ 79,264	$ 79,264
	Stable Value Option (SVO)	ILIAC individual Separate Account 398 invests primarily in mortgage-backed securities issued or guaranteed by the U.S. Government or federal agency.	$ 418,417	$ 418,417
	Stable Value Option (SVO)	ILIAC individual Separate Account 399 which invests primarily in debt obligations of the U.S. Government and corporate bonds.	$ 970,009	$ 970,009
	Total SVO	The SVO credited a rate of interest of 5.20% for the six month period ended June 30, 2003 and 4.90% for the six month period ended December 31, 2003.	**$ 1,467,690**	**$ 1,467,690**
	ING Growth and Income Fund	Investment in mutual fund which invests in common stocks, convertible and non-convertible preferred stocks, debt securities, rights and warrants. **14,156,908 units at $9.37 per unit**	$ 184,670	$ 132,650

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2003
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Aetna Common Stock Fund	Investment in Common Stock of *Aetna Inc.* and cash component. **4,378,239 units at $78.13 per unit**	$ 215,174	$ 342,078
	American Century Ultra Fund	Investment in mutual fund which seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation. **5,197,957 units at $26.65 per unit**	$ 160,413	$ 138,526
	ING Growth Fund	Investment in mutual fund which seeks growth of capital through investment in a diversified portfolio primarily of common stocks and securities convertible into common stocks believed to offer growth potential. **7,137,742 units at $11.86 per unit**	$ 111,102	$ 84,654
	Janus Worldwide Fund	Investment in mutual fund which seeks long-term growth of capital in a manner consistent with the preservation of capital, primarily through investments in common stocks of foreign and domestic issuers. **2,063,306 units at $39.54 per unit**	$ 108,338	$ 81,583
	T. Rowe Price Equity Index 500 Fund	Mutual fund invests in all 500 stocks composing the Standard & Poors 500 which includes primarily large-cap companies operating across a broad spectrum of the U.S. economy. **4,084,299 units at $29.95 per unit**	$ 127,975	$ 122,325

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2003
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Templeton Growth Fund, Inc.	Investment in mutual fund which seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments of any nation. **3,530,001 units at $20.67 per unit**	$ 64,230	$ 72,965
	ING Index Plus Large Cap Fund	Mutual fund which invests in publicly traded common stocks represented by the Standard & Poor's 500 Composite Stock Price Index (S&P 500). **2,920,227 units at $14.16 per unit**	$ 45,413	$ 41,350
	MFS Total Return Fund	This mutual fund seeks to obtain above-average income and to take advantage of opportunities for growth of capital and income through investment in a diversified portfolio primarily of equity securities and fixed income securities. **3,959,068 units at $15.09 per unit**	$ 57,574	$ 59,742
	MFS Capital Opportunities Fund	Investment in mutual fund which seeks to provide capital appreciation through investments primarily in common stock, but may seek appreciation in other types of securities, such as fixed income securities, convertible bonds, convertible preferred stocks and warrants. **3,241,456 units at $12.02 per unit**	$ 48,836	$ 38,962

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2003
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	ING Small Company Fund	Investment in mutual fund which seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks, and securities convertible into common stocks of companies with smaller market capitalizations. **4,371,195 units at $15.64 per unit**	$ 62,220	$ 68,365
	ING International Growth Fund	Investment in mutual fund which seeks long-term capital growth through investment in a diversified portfolio of common stocks principally traded in countries outside the U.S. **1,387,392 units at $7.08 per unit**	$ 8,206	$ 9,823
	Templeton Foreign Fund	Investment in mutual fund which seeks long-term capital growth through a flexible policy of investing primarily in common and preferred stocks, and debt securities of any nation. **1,506,328 units at $10.64 per unit**	$ 15,175	$ 16,027
	ING Strategic Allocation Income Fund	Investment in mutual fund which seeks to provide total return consistent with preservation of capital and invests in equity securities, fixed income securities and money market investments. **705,700 units at $10.14 per unit**	$ 7,062	$ 7,156
	ING Strategic Allocation Growth Fund	Investment in mutual fund which seeks to provide capital appreciation through investments in equity securities, fixed income securities, and money market investments. **552,604 units at $10.48 per unit**	$ 5,800	$ 5,791

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2003
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	ING Strategic Allocation Balanced Fund	Investment in mutual fund which seeks to provide income and capital appreciation through investments in equity securities, fixed income securities, and money market investments. **448,652 units at $10.68 per unit**	$ 4,607	$ 4,792
		Total Investments	$ 2,694,485	$ 2,694,479
*	Participant Loans	Participant Loans interest rates ranged between 5.00% - 5.25%.	$ 40,012	$ 40,012
	Total Assets Held for Investment		$ 2,734,497	$ 2,734,491